1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2024
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: March 8, 2024	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

TSMC February 2024 Revenue Report

HSINCHU, Taiwan, R.O.C. – Mar. 8, 2024 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for February 2024: On a consolidated basis, revenue for February 2024 was approximately NT$181.65 billion, a decrease of 15.8 percent from January 2024 and an increase of 11.3 percent from February 2023. Revenue for January through February 2024 totaled NT$397.43 billion, an increase of 9.4 percent compared to the same period in 2023.

TSMC February Revenue Report (Consolidated):
							(Unit:NT$ million)

Period	February 2024	January 2024	M-o-M Increase (Decrease) %	February 2023	Y-o-Y Increase (Decrease) %	January to February 2024	January to February 2023	Y-o-Y Increase (Decrease) %
Net Revenue	181,648	215,785	(15.8)	163,174	11.3	397,433	363,225	9.4

TSMC Spokesperson:	TSMC Deputy Spokesperson:	Media Contacts:
Wendell Huang Senior Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.712-5036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.712-6541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for February 2024 (“Current Month”).
Note: “Outstanding” herein means the outstanding balance at the end of Current Month; and “Cumulative” herein represents the accumulated amounts from the beginning of this year till the end of Current Month.
1. Revenue (in NT$ thousands)

Period	Items	2024	2023
Feb.	Net Revenue	181,648,270	163,174,097
Jan. ~ Feb.	Net Revenue	397,433,397	363,224,641
2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount approved by the Board of Directors	Outstanding amount
TSMC China*	97,265,962	53,006,760	38,752,560
* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
3. Endorsements and guarantees (in NT$ thousands)

Guarantor	Limit of guarantee	Amount approved by the Board of Directors	Outstanding amount
TSMC*	1,383,565,451	2,635,864	2,635,864
TSMC**		237,570,000	237,570,000
TSMC***		381,138,936	254,434,921
TSMC Japan Ltd.****	312,771	277,596	277,596
* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.
** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.
*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.
**** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.
4. Financial derivative transactions (in NT$ thousands)

(1)Derivatives not applying hedge accounting.
‧TSMC

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	125,656,157
	Mark to Market of Outstanding Contracts	(1,792,657)
	Cumulative Unrealized Profit/Loss	(2,391,668)
Expired Contracts	Cumulative Notional Amount	61,089,274
	Cumulative Realized Profit/Loss	(48,111)
Equity price linked product (Y/N)		N
‧TSMC China

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	1,719,690
	Mark to Market of Outstanding Contracts	(2,553)
	Cumulative Unrealized Profit/Loss	(18,194)
Expired Contracts	Cumulative Notional Amount	6,354,331
	Cumulative Realized Profit/Loss	(36,064)
Equity price linked product (Y/N)		N
‧TSMC Nanjing

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	5,823,698
	Mark to Market of Outstanding Contracts	(7,314)
	Cumulative Unrealized Profit/Loss	(48,227)
Expired Contracts	Cumulative Notional Amount	12,410,072
	Cumulative Realized Profit/Loss	(77,203)
Equity price linked product (Y/N)		N

‧Japan Advanced Semiconductor Mfg., Inc.

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	-
	Mark to Market of Outstanding Contracts	-
	Cumulative Unrealized Profit/Loss	92,685
Expired Contracts	Cumulative Notional Amount	4,378,711
	Cumulative Realized Profit/Loss	160,047
Equity price linked product (Y/N)		N
(2)Derivatives applying hedge accounting.

‧TSMC Global

		Future
Margin Payment		(28,857)
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	1,903,728
	Mark to Market of Outstanding Contracts	(7,419)
	Cumulative Unrealized Profit/Loss	37,172
Expired Contracts	Cumulative Notional Amount	2,366,197
	Cumulative Realized Profit/Loss	9,113
Equity price linked product (Y/N)		N